Exhibit 99.1

1 CORPORATE PRESENTATION | NOVEMBER 2020

2 FORWARD - LOOKING STATEMENTS AND SAFE HARBOR Certain statements in this presentation that are forward - looking and not statements of historical fact are forward - looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 . Such forward - looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “ believe ” , “ expect ” , “ intend ” , “ plan ” , “ may ” , “ should ” , “ could ” , “ might ” , “ seek ” , “ target ” , “ will ” , “ project ” , “ forecast ” , “ continue ” or “ anticipate ” or their negatives or variations of these words or other comparable words . You should not place undue reliance on these forward - looking statements, which are not guarantees of future performance . Forward - looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward - looking statements . Important factors that could cause or contribute to such differences include, among others, risks relating to : the plans, strategies and objectives of management for future operations ; product development for NT 219 and CM 24 ; the process by which early stage therapeutic candidates such as NT 219 and CM 24 could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration ; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes ; our ability to successfully develop and commercialize our pharmaceutical products ; the expense, length, progress and results of any clinical trials ; the lack of sufficient funding to finance the clinical trials ; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry ; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products ; the difficulty of predicting actions of the U . S . Food and Drug Administration or any other applicable regulator of pharmaceutical products ; the regulatory environment and changes in the health policies and regimes in the countries in which we operate ; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market ; the introduction of competing products ; patents attained by competitors ; dependence on the effectiveness of our patents and other protections for innovative products ; our ability to obtain, maintain and defend issued patents ; the commencement of any patent interference or infringement action against our patents, and our ability to prevail, obtain a favorable decision or recover damages in any such action ; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our in our Annual Report on Form 20 - F for the year ended December 31 , 2019 and in our other filings with the U . S . Securities and Exchange Commission (the “ SEC ” ), including our cautionary discussion of risks and uncertainties under “ Risk Factors ” in our Registration Statements and Annual Reports . These are factors that we believe could cause our actual results to differ materially from expected results . Other factors besides those we have listed could also adversely affect us . Any forward - looking statement in this presentation speaks only as of the date which it is made . We disclaim any intention or obligation to publicly update or revise any forward - looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law . You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC ’ s website, http : //www . sec . gov .

3 OUR TRANSFORMATION INTO ONCOLOGY 2020 2017 2013 2018 2017 2015 2011 2019 Established TASE listing CONSENSI® Phase III positive results & NASDAQ IPO CONSENSI® NDA submission CONSENSI® NDA approval & China partnership Acquisition of TyrNovo / NT 219 Acquisition of FameWave / CM24 NT219 – Phase 1/2 initiation, CONSENSI® US launch

4 Advancing clinical - stage novel oncology therapies x CM 24 - First - in - class α - CEACAM 1 mAb , clinical collaboration with x NT 219 - First - in - class, small molecule, dual inhibitor of IRS 1 / 2 and STAT 3 x H 2:21 - Two phase 1 study readouts x Strong balance sheet and cash position Market cap. ~$ 75 * $ 63 M cash as of June 30 th , 2020 CONSENSI® commercial royalties supports pipeline development ~ 600 K ADSs 3 - month avg. trading volume* Current clinical programs fully funded * As November 11 th , 2020 KITOV PHARMA (NASDAQ/TASE: KTOV)

5 EXPANDING PIPELINE Multiple data read - outs expected in the next 12 months Program Indication Preclinical Phase 1 Phase 2 Phase 3 Partner Value Drivers CM 24 (CEACAM - 1 ) Solid tumors (monotherapy) Solid tumors (combination with nivolumab ) Initiation: Q4:20 Topline : H2:21 NSCLC (combination with nivolumab ) Expansion arms on MTD: Initiation Q 4:21 Pancreatic Cancer (combination with nivolumab and Abraxane ) NT219 (IRS1/2 & STAT3) Solid tumors (monotherapy) On going Topline data: H2:21 R/M Head and Neck (combination with cetuximab) Initiation Q1:21 Done / Ongoing Planned

EXPERIENCED LEADERSHIP



Isaac Israel
Chief Executive Officer
Former CEO of BeeContact Ltd. (TASE:BCNT), NextGen Biomed (TASE: NXGN)



Gil Efron
Deputy CEO and Chief Financial Officer
Former Deputy CEO & CFO at Kamada (NASDAQ:KMDA)



Bertrand Liang, MD, PhD, MBA, AMP
Chief Medical Officer
Formerly at Biogen Idec, Amgen, NCI



Eric K. Rowinsky, MD
Chairman of the Board
Former CMO at ImClone, Stemline, Board member at Biogen Inc.



Hadas Reuveni, Ph.D.
Vice President, Research and Development
Formerly at Keryx (NASDAQ:KERX)



Michael Schickler, Ph.D
Head of Clinical & Regulatory
Formerly at Hoffmann-La Roche, CEO at CureTech

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7 Advancing First - in - Class Oncology Therapies CM24 - an α - CEACAM1 mAb

CEACAM1 (Carcinoembryonic Antigen Cell Adhesion Molecule 1):
PLAYS A KEY ROLE IN CANCER BIOLOGY

ADHESION:

Oncogene

*"CEACAM1 creates a pro-angiogenic tumor microenvironment that **supports tumor vessel maturation**"*

Horst, 2011

The Journal of Immunology

*"Neutrophil extracellular trap-associated CEACAM1 as a putative therapeutic target to **prevent metastatic progression** of colon carcinoma"*

Ferri, 2020

IMMUNE CELLS/IMMUNE EXCLUSION:

Journal of Cancer Science and Research

"**Immune-checkpoint molecules** *on regulatory T-cells as a potential therapeutic target in head and neck squamous cell cancers"*

Tsuzuki, 2020

Cancer Biotherapy and Radiopharmaceuticals

"[Blockade] ***enhances natural killer cell cytotoxicity*** *against tumor cells through blockade of the inhibitory CEACAM1 / CEACAM5 immune checkpoint pathway"*

Tsang, 2020

IMMUNO-ONCOLOGY:

nature

*"CEACAM1 **regulates TIM-3**-mediated tolerance and exhaustion"*

Bloomberg, 2015

Experimental Cell Research

*"CEACAM1 **regulates Fas-mediated apoptosis** in Jurkat T-cells via its interaction with β-catenin"*

Shively, 2013

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9 CM24: SELECTIVE BLOCKING OF CEACAM1 IgG4 humanized monoclonal antibody, similar to anti - PD - 1 IO agents (no elicitation of ADCC or CDC) Nanomolar efficiency of binding to extracellular domain of CEACAM1 Anticipated to impact triple mechanisms of action of CEACAM1 in the neoplastic phenotype

10 Xenograft, lung lesion, Mel 526 (IV) Tumor burden was monitored 26 days post last CM24 treatment TIL + IgG TIL + CM 24 Naïve Combination index ( CI) = 0.15 < 1 synergy ANTI - CANCER EFFECT FOLLOWING TREATMENT PRECLINICAL DATA WITH CM24 + TIL AND CM24 + α - PD1 Significant benefits as both single agent and in combination with α - PD - 1

11 CM 24 PHASE 1 MONOTHERAPY TRIAL Open - label, multi - dose escalation monotherapy study to assess safety and tolerability Heavily pre - treated patients with a median of 3 prior regimens (range 2 - 8) and a median of 4 prior regimens at the 3mg/kg & 10mg/kg Overall, treatment was well tolerated Most of the responding patients were treated with the highest dose levels of 3mg/kg & 10mg/kg PK analysis revealed non - linearity, modeling recommended to continue administration of higher doses to reach saturation ϭϭ No DLTs up to 10 mg/kg No discontinuation of study drug due to an AE No drug related mortalities 33.3% SD (RECIST) Q2wks x 20 6 - week observation 0.3 mg/kg 1.0 mg/kg 3.0 mg/kg 10.0 mg/kg 0.01mg/kg 0.03mg/kg 0.1 mg/kg 1 3 3 3 7 1 9 q2wks X 4 27 patients: Colorectal 11 Melanoma 7 Ovarian 4 Gastric 3 NSCLC 2 *24 patients evaluated #

PK/PD MODELING PROVIDES DOSAGE & SCHEDULE GUIDANCE

Simulated TMDD[1] saturation at Ctrough with Q2W



% TMDD saturation
(surrogate for target engagement)
100
50
0
0.1
0.3
1
3
10
20
Dose (mg/kg)

- Consistent with observed PK showing high clearance at doses <10 mg/kg, plot shows low TMDD saturation at low doses
- 10 mg/kg has a broad range of saturation, and >10 mg/kg dose is needed for saturation across population

Predictions with Q3W regimen



100
50
0
0.1
0.3
1
3
10
20
Dose (mg/kg)

- Modeling with increased interval between doses demonstrates lower TMDD at 10mg/kg dose
- With Q3W, 20mg/kg dosing is not sufficient for saturation across population

Nivolumab (OPDIVO®[2]) administered Q2W or Q4W, representing good clinical and commercial fit for CM24

[1] *Target-mediated drug disposition*

[2] *OPDIVO® is a registered trademark of Bristol-Myers Squibb.*

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LARGE MARKET OPPORTUNITY | NSCLC & PANCREATIC CANCER

Combining nivolumab with CM24 in a clinical collaboration with Bristol Myers Squibb™

- CEACAM1 expression correlates with poor prognosis in NSCLC and Pancreatic cancer[1]
- Preclinical data supports significant synergy
- Receptor saturation with CM24 is better achieved with a Q2W regimen, aligning with the nivolumab schedule

Targeting unmet medical needs

- NSCLC accounts for ~200K new cases/year in the US; with a 5-year relative survival rate of 23%[2]
- Immunotherapy is now recommended as first line therapy in all patients with NSCLC and no driver mutations[3]
- 5-year overall survival rates with chemotherapy in 2L is 2.6% and with I/O Opdivo® is 13.4%[4]

- Pancreatic Cancer accounts for ~60K new cases/year in the US; with a 5-year relative survival rate of 10%[2]
- I/O approaches has been limited to patients with high microsatellite instability (MSI-H) or high tumor mutational burden (TMB-H)
- 5-year overall survival rates with chemotherapy in 2L is 3%[2]

[1] *Dango et al, Lung Cancer 2008; 60:426 & Calinescu et al, Journal of Immunology Research 2018: 7169081.*
[2] *American Cancer Society, Cancer Facts & Figures 2019, and the ACS website, https://seer.cancer.gov/statfacts/html/pancreas.html*
[3] *Economopoulou P, Mountzios G. The emerging treatment landscape of advanced non-small cell lung cancer. Ann Transl Med. 2018;6(8):138. doi:10.21037/atm.2017.11.07*
[4] *Gettinger S, et al "Five-year outcomes from the randomized, phase III trials CheckMate 017/057: Nivolumab vs docetaxel in previously treated NSCLC" WCLC 2019; Abstract OA14.04.*

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14 CM 24 PHASE 1 / 2 COMBINATION STUDY DESIGN 13 A Phase 1 / 2 open label multi center study of CM 24 in combination with: Nivolumab in selected cancer indications (Phase 1 ) and NSCLC (Phase 2 ) Nivolumab and nab - paclitaxel in Pancreatic cancer (Phase 2 ) Measurement of CEACAM 1 based bio - marker Primary endpoints: Phase 1 : Evaluate the safety, PK and the MTD/RP 2 dose Phase 2 : Evaluate preliminary efficacy in 2 nd line NSCLC and pancreatic cancer Exploring further studies in other tumor types as well as monotherapy CM24 (@MTD) + nivolumab (480mg) q4w I/O refractory NSCLC; 2 nd line n=13+14 (Simon 2 Stage Optimal Design) 2020 2021 2022 - 24 CM 24 (@MTD) + nivolumab ( 480 mg) q 4 w + nab - paclitaxel Locally advanced, unresectable pancreatic cancer; 2 nd line n= 13 + 14 (Simon 2 Stage Optimal Design) Doses: 10 , 15 , 20 mg/kg q 2 wk + nivolumab ( 480 mg q 4 w) 3 + 3 design 9 ≤ n ≤ 18 Indications: NSCLC, Pancreatic, Ovarian, CRC, Melanoma, Papillary Thyroid Carcinoma DOSE ESCALATION EXPANSIONS Clinical collaboration with:

15 Advancing First - in - Class Oncology Therapies NT 219 – A Dual Inhibitor of IRS 1 / 2 and STAT 3

16 16 NT 219 - DUAL INHIBITOR OF IRS 1 / 2 & STAT 3 IRS 1 / 2 STAT3 Scaffold proteins, mediating mitogenic , metastatic, angiogenic and anti - apoptotic signals from IGF 1 R, IR, IL 4 R and other oncogenes, overexpressed in multiple tumor types 1 Regulates major survival pathways such as the PI 3 K/AKT, MEK/ERK and Wnt / β - catenin 2 Activated as a feedback response to anti - cancer therapies 3 Well - established transcription factor associated with the tumorigenic phenotype 4 Provides a crucial axis to support cell proliferation and survival 5 Active in tumor JAK/STAT 3 and TGF beta resistance mechanisms 6 1 Hadas Reuveni et al.; Cancer Res 2013 ; 73:4383 - 4394 . 2013 ; 2 Machado - Neto, et al. Oct . 2018 , doi: 10.6061 /clinics/ 2018 /e 566 s 3 Naokazu Ibuki 1,2 , Mazyar Ghaffari 1,3 , Hadas Reuveni 4 et al. DOI: 10.1158 / 1535 - 7163 .MCT - 13 - 0842 Published December 2014 ; 4 Rampias T, Favicchio R, Stebbing J, Giamas G. 2016 May 19 ; 35 (20): 2562 - 4 . doi : 10.1038 /onc. 2015.392 . Epub 2015 Oct 19 . PMID: 26477311 5,6 Flashner - Abramsonet al.. Oncogene. 2016 May 19 ; 35 (20): 2675 - 80 . doi : 10.1038 /onc. 2015.229 . Epub 2015 Jun 29 . PMID: 26119932 , 6 Sanchez - Lopez E,. Oncogene. 2016 May 19 ; 35 (20): 2634 - 44 . doi : 10.1038 /onc. 2015.326 . Epub 2015 Sep 14 . PMID: 26364612 ; PMCID: PMC 4791217 .; ohnson , Daniel E et al. “ Targeting the IL - 6 /JAK/STAT 3 signaling axis in cancer. ” Nature reviews. Clinical oncology vol. 15,4 (2018): 234 - 248 . doi: 10.1038 /nrclinonc. 2018.8 ; Zhao C, et al. Trends Pharmacol Sci. 2016 Jan; 37 (1): 47 - 61 . doi : 10.1016 /j.tips. 2015.10.001 . Epub 2015 Nov 12

17 1 Reuveni et al. Cancer Res 2013 NOVEL MOA: IRS DEGRADATION BY NT 219 BLOCKING IGF 1 R - AKT PATHWAY 1 17 Covalent binding to IRS1/2 leads to the dissociation of IRS1/2 from IGF1R Serine phosphorylation prevents re - binding of IRS 1 / 2 to the receptor Ser - phosphorylation Binding to IRS 02 01 IGF 1 IGF 1 R IRS pS pS AKT IGF 1 IGF 1 R IRS NT AKT IGF 1 SURVIVAL IGF 1 R IRS AKT APOPTOSIS APOPTOSIS Degradation 03 IGF 1 IGF 1 R AKT APOPTOSIS IRS 1 / 2 is degraded by the proteasome PI 3 K

18 NT 219 | EFFICACY AS MONOTHERAPY 18 Animal model Head & Neck Cancer (SCC - 9 ) NSG Ρ , PBMCs - injected 1 Drugs α - PD 1 Cetuximab (Erbitux®) NT 219 20 mg/kg NT 219 60 mg/kg 1 NSG mice were injected SC with SCC - 9 cells . PBMCs ( 18 * 10 6 cells per mouse) administered 4 weeks prior to first treatment . NT 219 , α - PD 1 , and cetuximab were administered IV (NT 219 ) and IP (α - PD 1 and cetuximab) twice a week for 4 weeks . Graph reflects relevant data adapted from 2020 Multidisciplinary Head and Neck Cancers Symposium Poster presentation

19 STAT 3 AND IRS ARE ESSENTIAL IN THERAPEUTIC RESISTANCE ϭϵ STAT 3 IRS EGFR MEK Tumor Regression Erlotinib ERK PI 3 K AKT Tumor Survival Tumor Survival Buparlisib Ruxolitinib Blocking survival pathways NT 219 NT 219 STAT 3 IRS ONCOPROTEIN DRUG MEK / ERK TUMOR REGRESSION Proof of Concept: PDX model of Head and Neck Cancer By blocking both STAT 3 and IRS pathways, NT 219 prevents tumor resistance and re - sensitizes tumors to anti - cancer therapies

20 NSCLC Exon 19 deletion EGFR and T 790 M, biopsy of bone marrow metastasis, patient previously progressed on afatinib and osimertinib NT 219 + TARGETED THERAPIES ESTABLISHED EFFICACY IN PDX MODELS R/M HNSCC metastasis, patient previously progressed on chemoradiation, several chemotherapies, and pembrolizumab 0 500 1000 1500 2000 Tumor Volume (mm 3 ) Tumor Volume (mm 3 ) control NT 219 osimertinib NT 219 + osimertinib control NT 219 cetuximab NT 219 + cetuximab Osimertinib 5 mg/kg, NT 219 65 mg/kg, mean tumor volume at the end point, 5 mice/group; Treatments on days 0 , 3 and 10 , cetuximab - 1 mg/mouse, 3 mice/group; PBMCs ( 1.4 M cells/mouse) were injected on day 6 *** * ** *** * **

21 NT 219 + α - PD 1 RE - SENSITIZES TO REFRACTORY α - PD 1 TUMORS 21 * Double autologous model - Tumors & PBMCs are from the same patient (#RA 236 ) | Keytruda - 6 mg/kg IP, NT 219 - 60 mg/kg IV PDX model Humanized PDX of Esophagus Cancer (refractory to pembrolizumab) Drug Pembrolizumab (Keytruda ® ) 0 200 400 600 800 1000 1200 0 5 10 15 20 Tumor volume (mm 3 ) Days following treatment initiation Control (n=3) NT219 (n=3) Keytruda (n=3) Keytruda + NT219 (n=3) Autologous PBMCs ( 2.1 M/mouse)

22 FIRST MARKET OPPORTUNITY | RECURRENT OR METASTATIC SQUAMOUS CELL CARCINOMA OF HEAD AND NECK (SCCHN) EGFR and PD(L) - 1 are the only clinically validated targets in SCCHN Cetuximab inhibits EGFR signaling and promotes ADCC in EGFR expressing tumors STAT 3 and IRS - to - AKT activation contributes to resistance to cetuximab in HNSCC 1 Global Data 2018 : Head and Neck Squamous Cell Carcinoma: Opportunity Analysis and Forecasts to 2026 2 Internal best current estimates of patient numbers based on external research, 5 major global territories Rationale for combining Cetuximab + NT 219 Targeting the unmet medical need 1 L Standard of care has shifted from chemotherapy towards immuno - oncology + chemotherapy Only < 20 % of R/M SCCHN patients respond to α - PD 1 s 175 k new cases/year are expected by 20241 1 L 2 L 3 L 60 k 2 24 k 2 13 k 2 IO + CT IO Mono or Cetuximab NT 219 Cetuximab NT 219 + cetuximab has the potential to become an attractive 2 - 3 L therapy

23 NT 219 MONOTHERAPY AND COMBINATION PHASE 1 / 2 STUDY DESIGN Title: A phase 1 / 2 study with open - label, dose escalation phase followed by single - arm expansion to assess the safety, tolerability, PK, PD and efficacy of NT 219 , alone in adults with recurrent or metastatic solid tumors and in combination with Erbitux® (cetuximab) in head and neck cancer Primary endpoints : Safety, pharmacokinetics and to determine the MTD Secondary endpoints : Obtain preliminary efficacy data Ϯϯ Dose Escalation NT 219 q 1 w 18 ≤ n ≤ 30 Expansion NT 219 q 1 w @ RP 2 D n= 11 + 18 (Simon 2 stage design) 2020 2021 2022 2023 2024 Topline Results Topline Results Dose Escalation NT 219 q 1 w + cetuximab q 1 w 9 ≤ n ≤ 18 NT 219 as a single agent in subjects with R/R solid tumors NT 219 + cetuximab in subjects with R/M head and neck cancer* Expansion NT 219 q 1 w + cetuximab q 1 w n= 11 + 18 (Simon 2 stage design) = Indication TBD (expansion not part of the study protocol) * Colorectal Adenocarcinoma pts will be recruited in the Dose Escalation phase

24 Advancing clinical - stage novel oncology therapies x CM 24 - First - in - class α - CEACAM 1 mAb , clinical collaboration with x NT 219 - First - in - class, small molecule, dual inhibitor of IRS 1 / 2 and STAT 3 x H 2:21 - Two phase 1 study readouts x Strong balance sheet and cash position Market cap. ~$ 75 * $ 63 M cash as of June 30 th , 2020 CONSENSI® commercial royalties supports pipeline development ~ 600 K ADSs 3 - month avg. trading volume* Current clinical programs fully funded * As November 11 th , 2020 KITOV PHARMA (NASDAQ/TASE: KTOV)

25 We are committed to providing cancer patients with first - in - class therapies to OVERCOME tumor drug resistance, ENHANCE treatment response and SLOW tumor progression

26 Appendix A - CM 24

27 INHIBITION OF MELANOMA GROWTH FOLLOWING CM 24 AND CM 24 + TIL TREATMENT CM 24 ACTIVITY IS DEMONSTRATED AS SINGLE AGENT AND IN COMBINATION WITH TILS * P< 0.05 TGI 71% * P< 0.05 TGI 45% 27

28 PHASE 1 PK DATA SATURATION WAS NOT REACHED WITH DOSES UP TO 10 MG/KG Slower clearance with increasing dose Higher half - life with increasing dose 0.1 mg/ kg 0.3 mg/ kg 1 mg/ kg 3 mg/ kg 10 mg/ kg

29 Appendix B - NT 219

30 SELECTED PUBLICATIONS Menashe Bar - Eli Michael Karin Michael Cox Alexander Levitzki

31 Prof. Ido Wolf, Head of Oncology Division, Tel Aviv Sourasky Medical Center The colon cancer SW 403 cells, where IRS 2 is overexpressed, demonstrate enhanced b - catenin activity, IRS 1 / 2 inhibitor NT 219 , as well as the PI 3 K inhibitor Alpelisib , suppress the increased b - catenin activity and inhibit SW - 403 cell viability AACR Virtual Special Conference on Epigenetics and Metabolism, Oct 2020 NT 219 | SUPPRESSES β - CATENIN ACTIVITY IN CRC CELLS

32 PDX model Pancreatic Cancer Drug Gemcitabine ( Gemzar ® ) NT 219 | PANCREATIC CANCER IN COMBINATION WITH GEMCITABINE 32

33 PDX model Pancreatic Cancer Drug Gemcitabine ( Gemzar ® ) RNA SEQUENCING | ANALYSIS OF TUMORS FOLLOWING TREATMENT

34 Appendix C - CONSENSI®

35 CONSENSI® | FROM IND TO THE U.S. MARKET CONSENSI ® is the only NSAID whose labeling indicates reduction of blood pressure and consequent risk reduction of heart attack, stroke and death Full U.S. Prescribing Information is available at http://www.consensi.com Celecoxib , a COX - 2 selective NSAID (the active ingredient in Pfizer ’ s Celebrex®) + Amlodipine a blood pressure - lowering agent (a calcium channel blocker) (the active ingredient in Pfizer's Norvasc®) Fixed dose combination of Kitov ’ s clinical, regulatory and medical teams developed CONSENSI® internally from IND, through successful Phase III clinical trials, to FDA approval Launched in the USA - Coeptis Pharmaceuticals Partnered in China - CSBio Partnered in S. Korea - Kuhnil Pharmaceutical

CONSENSI® PHASE III TRIAL RESULTS

Blood Pressure Reduction of Consensi® vs. Amlodipine and Celecoxib*



Daytime Systolic
Daytime Diastolic
Nighttime Systolic
Nighttime Diastolic
ΔBP (mmHg)
2
1
0
-1
-2
-3
-4
-5
-6
-7
-8
-9
-10
-11
-12
-13
KIT-302
Amlodipine
Celecoxib

Consensi® demonstrated <u>even better</u> BP reduction than same amount of amlodipine given without celecoxib

* Error bars – standard error of mean

- Primary efficacy endpoint was successfully achieved (P=0.001)
- Demonstrated 2.5x better blood pressure reduction than FDA requirement (50% of amlodipine arm)
- Demonstrated consistent reduction in all measures of blood pressure
- Observed beneficial renal functions:

Measure	Consensi®	Amlodipine
Creatinine plasma level reduction	-3.22 µmol/L	-2.55 µmol/L
Peripheral edema (% patients)	8.2%	15.6%

- Additional Phase III/IV clinical trial to scientifically validate the renal benefits (not required for NDA submission) was completed. Topline results were announced in October, 2017

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37 KITOV COMMERCIAL DRUG: CONSENSI® Approved for marketing by U.S. FDA on May 31 , 2018 Clinical data showed Consensi Ρ was more effective at lowering blood pressure than amlodipine alone Clinical data also demonstrated beneficial renal function measures Formulated with 200 mg celecoxib and three different dosages ( 2.5 , 5 , 10 mg) of amlodipine Manufactured by Dexcel Pharma – Israel ’ s largest private pharmaceutical company Simultaneous treatment of osteoarthritic pain and hypertension Fixed dose combination of Celecoxib , a COX - 2 selective NSAID (the active ingredient in Pfizer ’ s Celebrex®) + Amlodipine, a blood pressure - lowering agent (a calcium channel blocker) (the active ingredient in Pfizer's Norvasc®) *Celebrex® is a registered trademark of G.D. Searle LLC (a subsidiary of Pfizer Inc.). Norvasc® is a registered trademark of Pfizer Inc. CONSENSI® is the only NSAID whose labeling indicates reduction of blood pressure and consequent risk reduction of heart attack, stroke and death Full U.S. Prescribing Information is available at: : http://www.consensi.com

38 CONSENSI ® U.S. TARGET MARKETS CONSENSI® targets osteoarthritis (OA) patients currently treated with NSAIDs (celecoxib as well as others) who also suffer from existing or newly diagnosed hypertension OSTEOARTHRITIS 50 million patients* NSAIDs 60 % of all OA Rxs * Arthritis Foundation: http://www.arthritis.org/ ** Hypertension Among Adults in the United States: National Health and Nutrition Examination Survey, 2011 – 2012 ARTHRITIS PREVALENCE* More than 50 million adults in the U.S. have doctor - diagnosed osteoarthritis 67 million people are expected to have doctor - diagnosed osteoarthritis by 2030 HYPERTENSION PREVALENCE** 29% of U.S. adults older than 18 65% of U.S. adults older than 60 COMORBIDITIES 44% of adults with high blood pressure have osteoarthritis** HYPERTENSION Celecoxib 24 % of all NSAIDs Consensi 䉼

39 Thank You